Exhibit 99.3

OFFICER'S COMPLIANCE CERTIFICATE

I, David L. Derfelt, a duly authorized representative of Navistar Financial Corporation, the Servicer, certify that:

1.	I have reviewed the annual report and other reports containing distribution information for the period covered by the annual report;

2.	To the best of my knowledge, no untrue statements of material fact exist in these reports, and no material facts were omitted.

3.	Theses reports include to the best of my knowledge, the financial information required to be provided to the trustee under the governing documents of the issuer; and

4.	The Servicer is compliant with its servicing obligations and minimum servicing standards except as detailed below.

5.	No default in performance of any obligations has occurred.

Date: July 1, 2009	By/s/:	DAVID L. DERFELT
David L. Derfelt
V. P. & Controller

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